SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

RCN Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

7493 6101

(CUSIP Number)

Joseph D. Franzi
Vulcan Ventures Incorporated
505 Fifth Avenue South, Suite 900
Seattle, WA 98104
Telephone: (206) 342-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 7493 6101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Vulcan Ventures Incorporated

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 16,080,592 Shares (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 16,080,592 Shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,080,592 Shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 14.5%

14.	Type of Reporting Person (See Instructions) CO

(1) These shares are directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares. The reported shares include the shares of Common Stock that may be obtained upon conversion of 1,164,187 shares of the Issuer’s Series B 7% Senior Convertible Preferred Stock (“Preferred Stock”) that Vulcan Ventures Incorporated acquired on February 28, 2000 pursuant to that certain Stock Purchase Agreement between Vulcan Ventures Incorporated and the Issuer (the “Stock Purchase Agreement”) and thereafter were issued as dividends on such Series B Preferred Stock, and 3,407,100 shares of Common Stock that it owned prior to the execution of the Stock Purchase Agreement, after giving effect to the transactions described in Item 5(c) below.

CUSIP No. 7493 6101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Paul G. Allen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 16,080,592 Shares (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 16,080,592 Shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,080,592 Shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 14.5%

14.	Type of Reporting Person (See Instructions) IN

(1) These shares are directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares. The reported shares include the shares of Common Stock that may be obtained upon conversion of 1,164,187 shares of Preferred Stock that Vulcan Ventures Incorporated acquired on February 28, 2000 pursuant to the Stock Purchase Agreement and thereafter were issued as dividends on such Series B Preferred Stock, and 3,407,100 shares of Common Stock that it owned prior to the execution of the Stock Purchase Agreement, after giving effect to the transactions described in Item 5(c) below.

This Amendment No. 3 (this “Amendment”) amends and supplements Items 2, 5 and 6 of the Schedule 13D (the “Schedule”) filed on October 18, 1999, as amended by Amendment No. 1 thereto filed on March 2, 2000 and Amendment No. 2 thereto filed on December 11, 2001 by Vulcan Ventures Incorporated, a Washington corporation (“Vulcan Ventures”), and Paul G. Allen, the Chairman, President and sole shareholder of Vulcan Ventures (“Mr. Allen”), with respect to the Common Stock, par value $1.00 per share (“Common Stock”), of RCN Corporation, a Delaware corporation (the “Issuer”).  All capitalized terms used but not defined in this Amendment have the meanings ascribed to such terms in the Schedule.

Item 2.	Identity and Background

Vulcan Ventures is a Washington corporation whose principal business is investing in various companies.  Paul G. Allen is its sole shareholder.  The principal office of Vulcan Ventures is located at 505 Union Station, 505 Fifth Avenue, Suite 900, Seattle, Washington 98104.  All of Vulcan Ventures’ executive officers and directors are U.S. citizens.  Their names, business addresses and principal occupations are as follows:

Paul G. Allen, Vulcan Ventures, 505 Union Station, 505 Fifth Avenue, Suite 900, Seattle, Washington 98104. Mr. Allen is Chairman, President and sole shareholder of Vulcan Ventures and Chairman and sole shareholder of Vulcan Inc.

Jo Allen Patton, Vulcan Inc., 505 Union Station, 505 Fifth Avenue South, Suite 900, Seattle, Washington 98104.  Ms. Patton is Vice Chairman and Vice President of Vulcan Ventures and President, CEO and Vice Chairman of Vulcan Inc.

Joseph D. Franzi, Vulcan Inc., 505 Union Station, 505 Fifth Avenue South, Suite 900, Seattle, Washington 98104.  Mr. Franzi is Vice President and Secretary of Vulcan Ventures and Vice President of Vulcan Inc.

Nathaniel T. Brown, Vulcan Inc., 505 Union Station, 505 Fifth Avenue South, Suite 900, Seattle, Washington 98104. Mr. Brown is Vice President of Vulcan Ventures and of Vulcan Inc.
Richard E. Leigh, Jr., Vulcan Inc., 505 Union Station, 505 Fifth Avenue South, Suite 900, Seattle, Washington 98104. Mr. Leigh is Vice President of Vulcan Ventures and of Vulcan Inc.
Nathan Troutman, Vulcan Inc., 505 Union Station, 505 Fifth Avenue South, Suite 900, Seattle, Washington 98104. Mr. Troutman is Vice President of Vulcan Ventures and of Vulcan Inc.

During the last five years, Mr. Allen and Vulcan Ventures have not, nor, to the best knowledge of Vulcan Ventures, has any other person named in this Item 2, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule is hereby amended and restated in its entirety to read as follows:

(a) As of the date of this Amendment, Vulcan Ventures and Mr. Allen beneficially own 16,080,592 shares of the Issuer's Common Stock. The reported number of shares reflects (i) the shares of Common Stock and Class B Common Stock that may be obtained upon conversion of the Preferred Stock that Vulcan Ventures was issued pursuant to the Stock Purchase Agreement and that Vulcan Ventures has acquired since February 28, 2000 as dividends on the Preferred Stock, (ii) the sale of Class B Common Stock and Preferred Stock described in Item 5(c) below, and (iii) 3,407,100 shares of Common Stock directly owned by Vulcan Ventures. The Class B Common Stock is identical to the Common Stock except that it is not entitled to vote.

Vulcan Ventures' and Mr. Allen's stockholdings, assuming immediate conversion of all of the shares of Preferred Stock into shares of Common Stock, represent approximately 14.5% of the shares of the Issuer's Common Stock outstanding.

All of the percentages set forth in this Item 5(a) are based upon 111,198,474 shares of the Issuer's Common Stock outstanding as of September 30, 2003, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.  All reported numbers of shares of Common Stock underlying shares of Preferred Stock are based upon the $1,000 liquidation preference per share of Preferred Stock, and the conversion price of $61.86 reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2002.

To the best knowledge of Vulcan Ventures and Mr. Allen, none of the other parties named in Item 2 of the Schedule owns any of the Issuer's Common Stock.
(b) Vulcan Ventures and Mr. Allen have shared voting and dispositive power with respect to the 16,080,592 shares of Common Stock beneficially owned by Vulcan Ventures and Mr. Allen.

(c) On December 31, 2003, Vulcan Ventures converted 705,507 shares of Preferred Stock into Class B Common Stock upon the terms set forth in the Certificate of Designations with respect to the Preferred Stock, and consummated the sale of those shares of Class B Common Stock, and an additional 247,009 shares of Preferred Stock, to a third party purchaser for an aggregate purchase price of Two Million Dollars ($2,000,000).  In connection with its purchase of the shares of Preferred Stock, the purchaser agreed to assume or be bound by, as applicable, certain provisions of the Stock Purchase Agreement and the Registration Rights Agreement with respect to the Preferred Stock, including the obligation of Vulcan Ventures to vote Preferred Stock in proportion to votes cast by holders of the Issuer’s voting securities voting.

Except as described herein, Vulcan Ventures and Mr. Allen have not, nor to the knowledge of Vulcan Ventures, has any of Vulcan Ventures' executive officers, directors or controlling persons named in Item 2 of the Schedule, effected any transactions in the Issuer's Common Stock during the past sixty days.

(d) Neither Vulcan Ventures nor Mr. Allen knows any other person who has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of any Common Stock beneficially owned by Vulcan Ventures or Mr. Allen.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule is hereby amended by incorporating the first paragraph of Item 5(c) by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    January 5, 2004

VULCAN VENTURES INCORPORATED, a Washington corporation

By:	/s/ Joseph D. Franzi
Name: Joseph D. Franzi
Title: Vice President

*
Paul G. Allen

* By:	/s/ Joseph D. Franzi

Joseph D. Franzi as Attorney-in-Fact for Paul G. Allen pursuant to a Power of Attorney filed on August 30, 1999, with the Schedule 13G of Vulcan Ventures Incorporated and Paul G. Allen for Pathogenesis, Inc. and incorporated herein by reference.